UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

PennyMac Mortgage Investment Trust
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

70931T103
(CUSIP Number)

December 31, 2010
(Date of event which requires filing of this statement)

Check the appropriate box to designate the rule pursuant to which this Schedule 13G/A is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 11 Pages)

______________________________
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 70931T103	13G/A	Page 2 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge International LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 1,111,515 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 1,111,515 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,111,515 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.22%
12	TYPE OF REPORTING PERSON** OO

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 70931T103	13G/A	Page 3 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Long/Short Equity Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 270,495 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 270,495 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 270,495 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.03%
12	TYPE OF REPORTING PERSON** PN

CUSIP No. 70931T103	13G/A	Page 4 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Long/Short Equity Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 448,712 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 448,712 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 448,712 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.70%
12	TYPE OF REPORTING PERSON** OO

CUSIP No. 70931T103	13G/A	Page 5 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Long/Short Institutional Fund, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 113,525 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 113,525 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 113,525 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.43%
12	TYPE OF REPORTING PERSON** OO

CUSIP No. 70931T103	13G/A	Page 6 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Managed Portfolio Master, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 36,308 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 36,308 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,308 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.14%
12	TYPE OF REPORTING PERSON** OO

CUSIP No. 70931T103	13G/A	Page 7 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Long-Term Equity Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 20,695 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 20,695 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,695 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.08%
12	TYPE OF REPORTING PERSON** PN

CUSIP No. 70931T103	13G/A	Page 8 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Highbridge Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,001,250 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,001,250 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,250 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.60%
12	TYPE OF REPORTING PERSON** OO

CUSIP No. 70931T103	13G/A	Page 9 of 11 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Glenn Dubin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,001,250 Common Shares
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,001,250 Common Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,001,250 Common Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES**	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.60%
12	TYPE OF REPORTING PERSON** IN

** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 70931T103	13G/A	Page 10 of 11 Pages

This Amendment No. 2 (this "Amendment") amends the statement on Schedule 13G filed on August 11, 2009 (the "Original Schedule 13G"), as amended by Amendment No. 1, filed on February 12, 2010 (the Original Schedule 13G as amended, the "Schedule 13G"), with respect to the common shares of beneficial interest, $0.01 par value (the "Common Shares"), of PennyMac Mortgage Investment Trust, a Maryland real estate investment trust (the "Company").  Capitalized terms used herein and not otherwise defined in this Amendment have the meanings set forth in the Schedule 13G.  This Amendment amends and restates Items 4 and 5 in their entirety as set forth below.

Item 4.	OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)           Amount beneficially owned:

As of the date hereof, (i) Highbridge International LLC beneficially owns 1,111,515 Common Shares, (ii) Highbridge Long/Short Equity Fund, L.P. beneficially owns 270,495 Common Shares, (iii) Highbridge Long/Short Equity Fund, Ltd. beneficially owns 448,712 Common Shares, (iv) Highbridge Long/Short Institutional Fund, Ltd. beneficially owns 113,525 Common Shares, (v) Highbridge Managed Portfolio Master, Ltd. beneficially owns 36,308 Common Shares, (vi) Highbridge Long-Term Equity Master Fund, L.P. beneficially owns 20,695 Common Shares, (vii) Triton 245 Ltd. had dissolved and no longer beneficially owns any Common Shares, and (viii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed the beneficial owner of the 2,001,250 Common Shares beneficially owned by Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd., Highbridge Managed Portfolio Master, Ltd. and Highbridge Long-Term Equity Master Fund, L.P.

Highbridge Capital Management, LLC is the trading manager of Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd., and Highbridge Long-Term Equity Master Fund, L.P.  Highbridge Capital Management, LLC is an advisor to Triton 245 Ltd. and Highbridge Managed Portfolio Master, Ltd.  Glenn Dubin is the Chief Executive Officer of Highbridge Capital Management, LLC.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person.  In addition, each of Highbridge Capital Management, LLC and Glenn Dubin disclaims beneficial ownership of Common Shares held by Highbridge International LLC, Highbridge Long/Short Equity Fund, L.P., Highbridge Long/Short Equity Fund, Ltd., Highbridge Long/Short Institutional Fund, Ltd., Highbridge Managed Portfolio Master, Ltd. and Highbridge Long-Term Equity Master Fund, L.P.

(b)           Percent of class:

        The Company's Prospectus Supplement filed pursuant to Rule 424(b)(5) on February 14, 2011, indicates that after the consummation of the offering described therein (the "Offering"), there will be 26,332,343 Common Shares issued and outstanding.  The percentage set forth on Row (11) of the cover pages and in the rest of this Amendment is based on the Company's outstanding shares of Common Stock assuming the consummation of the Offering.  Therefore, as of the date hereof, based on the Company's outstanding Common Shares (i) Highbridge International LLC may be deemed to beneficially own 4.22% of the outstanding Common Shares of the Company, (ii) Highbridge Long/Short Equity Fund, L.P. may be deemed to beneficially own 1.03% of the outstanding Common Shares of the Company, (iii) Highbridge Long/Short Equity Fund, Ltd. may be deemed to beneficially own 1.70% of the outstanding Common Shares of the Company, (iv) Highbridge Long/Short Institutional Fund, Ltd. may be deemed to beneficially own 0.43% of the outstanding Common Shares of the Company, (v) Highbridge Managed Portfolio Master, Ltd. may be deemed to beneficially own 0.14% of the outstanding Common Shares of the Company, (vi) Highbridge Long-Term Equity Master Fund, L.P. may be deemed to beneficially own 0.08% of the outstanding Common Shares of the Company and (vii) each of Highbridge Capital Management, LLC and Glenn Dubin may be deemed to beneficially own 7.60% of the outstanding Common Shares of the Company.  The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of Common Shares owned by another Reporting Person.

(c)	(i)	Sole power to vote or direct the vote: 0
	(ii)	Shared power to vote or direct the vote: See Item 4(a)
	(iii)	Sole power to dispose or direct the disposition of: 0
	(iv)	Shared power to dispose or direct the disposition of: See Item 4(a)

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     As of the date hereof Triton 245 Ltd. had dissolved and no longer beneficially owns any Common Shares and has ceased to be a Reporting Person with respect thereto.

CUSIP No. 70931T103	13G/A	Page 11 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  February 14, 2011

HIGHBRIDGE CAPITAL MANAGEMENT, LLC		HIGHBRIDGE INTERNATIONAL LLC

		By:	Highbridge Capital Management, LLC
its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

HIGHBRIDGE LONG/SHORT EQUITY FUND, L.P.		HIGHBRIDGE LONG/SHORT EQUITY FUND, LTD.

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	its Trading Manager		its Trading Manager

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

HIGHBRIDGE LONG/SHORT INSTITUTIONAL, LTD.		HIGHBRIDGE LONG-TERM EQUITY MASTER FUND, L.P.

By:	Highbridge Capital Management, LLC	By:	Highbridge Capital Management, LLC
	its Trading Manager		its Trading Advisor

By:	/s/ John Oliva	By:	/s/ John Oliva
Name:	John Oliva	Name:	John Oliva
Title:	Managing Director	Title:	Managing Director

HIGHBRIDGE MANAGED PORTFOLIO MASTER, LTD.

By:	Highbridge Capital Management, LLC
its Trading Adivsor

By:	/s/ John Oliva
Name:	John Oliva
Title:	Managing Director

/s/ Glenn Dubin
GLENN DUBIN